Exhibit 99.1

Golden Star Announces Policy on Inclusion and Diversity

TORONTO, March 6, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce its Policy on Inclusion and Diversity to mark International Women's Day and the 25th anniversary of the adoption of the Beijing Declaration and Platform for Action (1995), considered the most progressive blueprint ever for advancing women's rights.

The Policy has been developed through engagement with employees and the specialist human resources and community affairs teams. The Policy has been ratified by the Golden Star Board of Directors and endorsed by the Company's Management Team.

Andrew Wray, Chief Executive Officer of Golden Star commented:

"The Policy on Inclusion and Diversity furthers our commitment to live by our values: collaboration, caring, honesty, respect and fairness. This framework will be applied across our operations in Ghana and the Company's head office in London. At the Wassa mine, we recently signed a Memorandum of Understanding with our host communities, this process incorporated a commitment to enhance the engagement of women and youth. For some time, the Company has been focussed on creating employment opportunities for Ghanaian nationals and more specifically the host communities from around the mines. These initiatives have successfully resulted in a 98% Ghanaian work force. We are now looking to extend these initiatives to ensure our work force reflects the diversity of our host communities. The insights shared by the diverse team that has contributed to this policy will be fundamental to our success and this process has established relationships that we hope to continue to grow in the future."

New strategic endeavours to promote inclusion and diversity include:

  A target to have 20% female representation across our business by the end of 2025. This will be a significant step forward from the current 4% female representation;
  A partnership with Women In Mining UK to provide summer internships at Golden Star;
  The development of an Inclusion and Diversity plan that will include targets to enhance involvement of women in work placements, internships and graduate opportunities;
  Programs to gain recognition as an employer of choice;
  A partnership with Golden Star Oil Palm Plantation (GSOPP) and Solidaridad West Africa to enhance opportunities for women and youth involved in sustainable palm oil production; and
  A partnership with Deutsche Gesellschaft für Internationale Zusammenarbeit (GIZ): Employment and Skills Development (E4D) in Africa Program for empowerment of women and youth in Ghana through skills and enterprise development.

In support of the Policy on Inclusion and Diversity Golden Star will continue to:

  Support the Golden Star Ladies Club, established in 2010 to support and empower members and to promote advocacy in our host communities;
  Implement new methods of engagement to promote participation and engagement by women and youth;
  Set targets and undertake specific programs to enhance diversity and retain a diverse and skilled workforce for achievement of our goals;
  Provide opportunities for members of the workforce to participate in cross cultural awareness initiatives for enhanced understanding and collaboration;
  Undertake data collection on diversity matters and increase transparency through greater corporate reporting;
  Partner with other organisations, to deliver interventions with the objective of enhancing opportunities for economic, social and wellbeing security for women and youth;
  Conduct ongoing education with our teams on our values, to ensure all personnel behave in a way that upholds our standards;
  Promote the involvement of women and youth in the Golden Star Oil Palm Plantation, to enhance the 30% female participation and 36% youth (18-35 years) participation; and
  Fund the Golden Star Development Foundation and GSOPP with $2 per ounce of gold produced to provide sustainable socioeconomic development opportunities for our host communities.

For more information on Golden Star or its sustainability efforts, see www.gsr.com and www.goldenstarinthecommunity.blogspot.com

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines. Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce1 of $790-$850. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws include but are not limited to, statements and information regarding: gold production of 195-210koz and a cash operating cost of $790-$850 per ounce in 2020. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2018 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cost of sales excluding depreciation and amortization" includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2019, which are available at www.sedar.com

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8194 2107, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:30e 06-MAR-20